UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2021

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three and nine month periods ended September 30, 2021 and 2020. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2020 annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2021 (the “2020 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; (v) global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread; and (vi) other factors listed from time to time in Navios Logistics’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information — D. Risk Factors” in the 2020 Form 20-F. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the south-eastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities (the “Port Terminal Business”), our Grain Terminal, which supports agricultural and forest-related exports located in Uruguay, our Iron Ore Terminal, which supports mineral-related exports both located in Uruguay and our Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 329 barges and 30 pushboats that operate in our barge business (the “Barge Business”) and eight vessels, including six tankers, one bunker vessel and one river and estuary product tanker, which operate in our cabotage business (the “Cabotage Business”). We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

We own three port storage and transfer facilities, one grain terminal, which supports agricultural and forest-related exports (the “Grain Terminal”), one iron ore terminal, which supports mineral-related exports both located in Nueva Palmira Free Zone, Uruguay (the “Iron Ore Terminal” and together with the Grain Terminal, the “Dry Port Terminals”) and one liquid port terminal, with tank storage for refined petroleum products in San Antonio, Paraguay (the “Liquid Port Terminal”). Our port facilities in Nueva Palmira have a total static storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Our port facility in San Antonio has a total static storage capacity of 65,660 cubic meters.

Fleet

Our current core fleet consists of a total of 367 owned vessels, barges and pushboats.

The following is the current core fleet as of December 14, 2021:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	359

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, we typically operate under time charters with durations in excess of one year. Some of our charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see also “Item 3. Key Information — D. Risk Factors” included in the 2020 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Argentina”, “Item 3. Key Information — D. Risk Factors — Risks Relating to Uruguayan Free Zone Regulation” and “Item 3. Key Information — D. Risk Factors — Other Risks Relating to the Countries in which We Operate” in the 2020 Form 20-F.

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability mainly depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo. In 2020 and 2021, navigation conditions in the Hidrovia have been difficult due to low water levels, adversely affecting our performance as barges have limited capacity in reduced drafts and trips are taking longer to be completed, increasing voyage expenses. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our vessel, barge and pushboat business, we have negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that we pay for fuel and crew costs are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Our Liquid Port Terminal operations in Paraguay and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations. Our Dry Port Terminals are comprised of our Grain Terminal and our Iron Ore Terminal, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products and oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital, Asunción.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2021 and 2020. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars-except other operating data)	Three month period ended September 30, 2021 (unaudited)	Three month period ended September 30, 2020 (unaudited)	Nine month period ended September 30, 2021 (unaudited)	Nine month period ended September 30, 2020 (unaudited)
Revenue	$63,281	$58,527	$173,660	$173,686
Cost of sales	(44,928)	(37,211)	(121,147)	(110,907)

Gross profit	$18,353	$21,316	$52,513	$62,779
Administrative expenses	(3,754)	(3,616)	(10,783)	(10,428)
Other operating income	85	4,351	1,159	4,797
Other operating expenses	(1,300)	(1,596)	(3,148)	(3,127)
Allowance for expected credit losses on financial assets	(193)	34	(341)	(541)

Operating profit	$13,191	$20,489	$39,400	$53,480
Finance income	570	1,978	4,596	6,844
Finance costs	(15,283)	(15,098)	(45,212)	(34,042)
Foreign exchange differences, net	907	(181)	2,602	(455)
Loss on debt extinguishment	—	(4,157)	—	(4,157)
Loss from mark to market and disposal of financial asset	(24,149)	—	(24,149)	—

(Loss)/Profit before tax	$(24,764)	$3,031	$(22,763)	$21,670
Income tax expense	(3,670)	(405)	(4,008)	(202)

(Loss)/Profit for the period	$(28,434)	$2,626	$(26,771)	$21,468

Other Operating Data
Grain Port-tons of cargo moved	951,778	851,267	2,332,667	1,992,325
Iron ore Port-tons of cargo moved	215,325	337,296	680,771	1,104,966
Liquid Port—cubic meters of stored liquid cargos	110,341	101,827	347,346	296,166
Liquid Port—cubic meters of sales of products	6,857	7,874	11,921	26,462
Barge—cubic meters of liquid cargos	169,556	105,135	449,244	274,750
Barge—dry cargo tons	329,732	386,675	1,095,585	1,367,224
Cabotage—cubic meters of liquid cargos	414,945	580,235	1,315,545	1,518,952
Cabotage—available days	736	728	2,184	2,158
Cabotage—operating days	461	627	1,506	1,942
Revenues per Segment
Port Business	$30,388	$27,055	$79,727	$81,445
Revenue—grain port	$10,185	$8,630	$26,186	$21,261
Revenue—iron ore port	$13,752	$13,100	$41,147	$41,335
Revenue—liquid port	$1,496	$1,157	$3,944	$3,424
Sales of products—liquid port	$4,955	$4,168	$8,450	$15,425
Barge Business	$22,389	$19,150	$65,848	$56,038
Cabotage Business	$10,504	$12,322	$28,085	$36,203

For the three month period ended September 30, 2021 compared to the three month period ended September 30, 2020

Revenue

The following table presents our revenues for the three month periods ended September 30, 2021 and 2020:

	Three month period ended September 30, 2021				Three month period ended September 30, 2020
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Time chartering revenue	$—	$8,632	$2,335	$10,967	$—	$12,525	$1,976	$14,501
CoA/Voyage revenue	—	2,047	20,122	22,169	—	—	17,200	17,200
Port terminal revenue	25,433	—	—	25,433	22,887	—	—	22,887
Turnover tax	—	(175)	(68)	(243)	—	(203)	(26)	(229)

Time charter, voyage and port terminal revenues	$25,433	$10,504	$22,389	$58,326	$22,887	$12,322	$19,150	$54,359

Sale of Products-Liquid Port Terminal	$4,955	—	—	$4,955	$4,168	—	—	$4,168

Total Revenue	$30,388	$10,504	$22,389	$63,281	$27,055	$12,322	$19,150	$58,527

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended September 30, 2021, Navios Logistics’ time charter, voyage and port terminal revenues increased by $3.9 million or 7.3% to $58.3 million, as compared to $54.4 million for the same period during 2020. Revenue from the Barge Business increased by $3.2 million or 16.9% to $22.4 million for the three month period ended September 30, 2021, as compared to $19.2 million for the same period during 2020. For the three month period ended September 30, 2021, CoA/voyage revenues increased by $2.9 million to $20.1 million, as compared to $17.2 million for the same period in 2020, related to higher liquid cargo moved, and a $0.3 million increased in time charter revenues to $2.3 million, as compared to $2.0 million for the same period in 2020, mainly due to an increase in time charter days. Revenue from the Port Terminal Business increased by $2.5 million or 11.1% to $25.4 million for the three month period ended September 30, 2021, as compared to $22.9 million for the same period during 2020. The increase was mainly attributable to revenues from minimum guarantee contracts in the grain port terminal. Revenue from the Cabotage Business decreased by $1.8 million or 14.8% to $10.5 million for the three month period ended September 30, 2021, as compared to $12.3 million for the same period during 2020. The decrease was mainly attributable to fewer operating days.

Sales of Products- Liquid Port Terminal: For the three month period ended September 30, 2021, Navios Logistics’ sales of products increased by $0.8 million or 18.9% to $5.0 million, as compared to $4.2 million for the same period during 2020. This increase was mainly attributable to the increase in the Paraguayan liquid port’s price of products sold.

Cost of Sales

The following table presents our cost of sales for the three month periods ended September 30, 2021 and 2020:

	Three month period ended September 30, 2021				Three month period ended September 30, 2020
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Time charter, voyage and port terminal expenses	$4,886	$880	$9,980	$15,746	$4,726	$356	$7,310	$12,392
Direct vessel expenses	—	7,040	8,312	15,352	—	6,295	7,008	13,303
Cost of products sold-Liquid Port Terminal	4,854	—	—	4,854	3,695	—	—	3,695
Depreciation and amortization	2,154	1,407	5,415	8,976	2,069	1,366	4,386	7,821

Total cost of sales	$11,894	$9,327	$23,707	$44,928	$10,490	$8,017	$18,704	$37,211

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $3.3 million or 27.1% to $15.7 million for the three month period ended September 30, 2021, as compared to $12.4 million for the same period during 2020. Time charter and voyage expenses of the Barge Business increased by $2.7 million or 36.5% to $10.0 million for the three month period ended September 30, 2021, as compared to $7.3 million for the same period during 2020, mainly due to more spot voyages performed for liquid cargo. Time charter and voyage expenses of the Cabotage Business increased by $0.5 million to $0.9 million for the three month period ended September 30, 2021, as compared to $0.4 million for the same period during 2020. Port terminal expenses increased by $0.2 million or 3.4% to $4.9 million for the three month period ended September 30, 2021, as compared to $4.7 million for the same period during 2020.

Direct Vessel Expenses: Direct vessel expenses increased by $2.1 million or 15.4% to $15.4 million for the three month period ended September 30, 2021, as compared to $13.3 million for the same period during 2020. Direct vessel expenses of the Barge Business increased by $1.3 million or 18.6% to $8.3 million for the three month period ended September 30, 2021, as compared to $7.0 million for the same period during 2020. The increase was mainly attributable to the increased utilization of our convoys to service the demand of the COA/voyage market. Direct vessel expenses of the Cabotage Business increased by $0.7 million or 11.8% to $7.0 million for the three month period ended September 30, 2021, as compared to $6.3 million for the same period during 2020, mainly due to increased crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the three month period ended September 30, 2021, Navios Logistics’ cost of products sold increased by $1.2 million or 31.4% to $4.9 million, as compared to $3.7 million for the same period during 2020. This increase was mainly attributable to the increase in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: For the three month period ended September 30, 2021, Navios Logistics’ depreciation and amortization increased by $1.2 million or 14.8% to $9.0 million, as compared to $7.8 million for the same period during 2020. Depreciation and amortization in the Barge Business increased by $1.0 million or 23.5% to $5.4 million for the three month period ended September 30, 2021, as compared to $4.4 million for the same period in 2020, mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “2020 Fleet”). Depreciation and amortization in the Port Terminal Business increased by $0.1 million or 4.1% to $2.2 million for the three month period ended September 30, 2021, as compared to $2.1 million for the same period during 2020, mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the Cabotage Business remained stable at $1.4 million for each of the three month periods ended September 30, 2021 and 2020.

Administrative Expenses

Administrative expenses increased by $0.2 million or 3.8% to $3.8 million for the three month period ended September 30, 2021, as compared to $3.6 million for the same period during 2020. Administrative expenses in the Cabotage Business increased by $0.1 million or 10.5% to $0.6 million for the three month period ended September 30, 2021, as compared to $0.5 million for the same period during 2020. Administrative expenses in the Port Terminal Business increased by $0.1 million or 9.2% to $0.9 million for the three month period ended September 30, 2021, as compared to $0.8 million for the same period during 2020. Administrative expenses in the Barge Business remained stable at $2.3 million for both of the three month periods ended September 30, 2021 and 2020. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $4.3 million or 98.0% to less than $0.1 million for the three month period ended September 30, 2021, as compared to $4.4 million for the same period in 2020. Other operating income in the Port Terminal Business decreased by $4.1 million or 100.0% to nil for the three month period ended September 30, 2021, as compared to $4.1 million for the same period of 2020. This decrease was mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the Grain Port Terminal, during the three month period ended September 30, 2020. Other operating income in the Barge Business decreased by $0.2 million or 67.9% to less than $0.1 million for the three month period ended September 30, 2021, as compared to $0.3 million for the same period of 2020. Other operating income in the Cabotage Business was nil for both the three month periods ended September 30, 2021 and 2020.

Other Operating Expenses

Other operating expenses decreased by $0.3 million or 18.5% to $1.3 million for the three month period ended September 30, 2021, as compared to $1.6 million for the same period in 2020. Other operating expenses in the Cabotage Business decreased by $0.2 million or 32.0% to $0.4 million for the three month period ended September 30, 2021, as compared to $0.6 million the same period during 2020. This decrease was mainly due to the decreased taxes other than income taxes, derived from a decrease in revenues in the

Cabotage Business during the same period. Other operating expenses in the Barge Business decreased by $0.1 million or 16.7% to $0.9 million for three month period ended September 30, 2021, as compared to $1.0 million income for the same period of 2020. This decrease was mainly due to the decreased taxes other than income taxes derived from an increase in CoA/Voyage revenues in the Barge Business during the same period. Other operating expenses in the Port Terminal Business increased by $0.1 million to $0.1 million for the three month period ended September 30, 2021, as compared to nil for the same period during 2020.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets increased to $0.2 million for the three month period ended September 30, 2021, as compared to less than $0.1 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Barge Business increased to $0.2 million for the three month period ended September 30, 2021, as compared to less than $0.1 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Port Terminal Business was nil for both the three months periods ended September 30, 2021. Allowance for expected credit losses on financial assets in the Cabotage Business was nil for both the three month periods ended September 30, 2021.

Operating Profit/(Loss)

Operating profit decreased by $7.3 million or 35.6% to $13.2 million for the three month period ended September 30, 2021, as compared to $20.5 million for the same period in 2020. Operating profit in the Cabotage Business decreased by $3.0 million or 93.3% to $0.2 million for the three month period ended September 30, 2021, as compared to $3.2 million for the same period in 2020. The decrease was mainly attributable to (a) lower revenue, (b) higher direct vessel expenses, (c) higher time charter, voyage and port terminal expenses and (d) higher administrative expenses, partially offset by lower other operating expenses. Operating loss in the Barge Business increased by $2.0 million or 78.0% to $4.6 million for the three month period ended September 30, 2021 as compared to $2.6 million for the same period in 2020. The increase was mainly attributable to (a) higher time charter, voyage and port terminal expenses, (b) higher direct vessel expenses, (c) higher depreciation and amortization, (d) lower other operating income, and (e) higher allowance for expected credit losses on financial assets, partially offset by (a) higher revenues and (b) lower other operating expenses. Operating profit in the Port Terminal Business decreased by $2.2 million or 11.5% to $17.6 million for the three month period ended September 30, 2021, as compared to $19.8 million for the same period in 2020. The decrease was mainly attributable to (a) lower other operating income, (b) higher port terminal expenses, (c) higher administrative expenses and (d) higher depreciation and amortization, partially mitigated by higher revenue.

Finance Income

Finance income decreased by $1.4 million or 71.2% to $0.6 million for the three month period ended September 30, 2021, as compared to $2.0 million for the same period in 2020. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (refer below). Finance income is allocated into our segments pro rata to the book value of our tangible assets.

Finance Costs

Finance costs increased by $0.2 million or 1.2% to $15.3 million for the three month period ended September 30, 2021, as compared to $15.1 million for the same period in 2020. This increase was mainly attributable to the higher weighted average interest rate for the three month period ended September 30, 2021, due to the issuance of the 2025 Notes (as defined below). The annualized weighted average interest rates of the Company’s total borrowings were 9.91% and 9.81% for the three month periods ended September 30, 2021 and 2020, respectively. Finance costs for the 2025 Notes are allocated into our segments pro rata to the book value of our tangible assets. Finance costs in the Barge Business increased by $0.6 million or 11.5% to $6.6 million for the three month period ended September 30, 2021, as compared to $6.0 million for the same period in 2020. Finance costs in the Port Terminal Business decreased by $0.5 million or 7.1% to $5.7 million for the three month period ended September 30, 2021, as compared to $6.2 million for the same period in 2020. Finance costs in the Cabotage Business decreased by $0.1 million or 2.1% to $2.9 million for the three month period ended September 30, 2021, as compared to $3.0 million for the same period in 2020.

Foreign Exchange Differences, Net

Gain from foreign exchange differences increased by $1.1 million to $0.9 million for the three month period ended September 30, 2021, as compared to $0.2 million loss for the same period in 2020. Gain from foreign exchange differences in the Barge Business increased by $0.9 million to $0.9 million for the three month period ended September 30, 2021, as compared to less than $0.1 million loss for the same period in 2020. Gain from foreign exchange differences in the Cabotage Business increased by $0.1 million to $0.1 million for the three month period ended September 30, 2021, as compared to less than $0.1 million loss for the same period in 2020. Loss from foreign exchange differences in the Port Terminal Business remained stable at $0.1 million for both the three month periods ended September 30, 2021 and 2020. The overall gain was mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conduct our operations.

Loss on debt extinguishment

Loss on debt extinguishment decreased by $4.2 million to nil for the three month period ended September 30, 2021, as compared to $4.2 million for the same period in 2020. On July 8, 2020, the Co-Issuers (as defined herein) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes (see “Interest-Bearing Loans and Borrowings”). The effect of this transaction was the recognition of a loss of $4.2 million for the three month period ended September 30, 2020, relating to the accelerated amortization of unamortized deferred finance costs. Loss on debt extinguishment has been allocated into our segments pro rata to the book value of our tangible assets.

Loss from mark to market and disposal of financial asset

Following the repayment of the Navios Holdings Loan Agreement (as defined below) and the sale of the Shares (as defined below), a loss of $24.1 million was recognized in the statement of income under “Loss from mark to market and disposal of financial asset” for the three month period ended September 30, 2021. No loss from mark to market and disposal of financial asset was recorded for the same period in 2020. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

Income Tax Expense

Income tax expense increased by $3.3 million to $3.7 million for the three month period ended September 30, 2021, as compared to $0.4 million for the same period during 2020. Income tax expense of the Barge Business increased by $1.9 million to $1.4 million for the three month period ended September 30, 2021, as compared to $0.5 million income tax income for the same period during 2020. Income tax expense of the Cabotage Business increased by $1.4 million to $2.3 million for the three month period ended September 30, 2021, as compared to $0.9 million for the same period during 2020. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

(Loss)/profit for the Period

Loss for the period increased by $31.0 million to $28.4 million for the three month period ended September 30, 2021, as compared to $2.6 million profit for the same period in 2020. Loss for the period in the Barge Business increased by $12.6 million to $22.0 million for the three month period ended September 30, 2021, as compared to $9.4 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher operating loss, (c) higher income tax expense, (d) higher finance costs and (e) lower finance income, partially offset by (a) a decrease in loss from debt extinguishment and (b) higher gain from foreign exchange differences. Profit for the period in the Port Terminal Business decreased by $9.5 million or 75.7% to $3.1 million for the three month period ended September 30, 2021, as compared to $12.6 million for the same period in 2020. The decrease was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) lower operating profit, (c) decrease in finance income, partially offset by (a) a decrease in loss from debt extinguishment and (b) lower finance income. Loss for the period in the Cabotage Business increased by $8.9 million to $9.5 million for the three month period ended September 30, 2021, as compared to a $0.6 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher operating loss, (c) higher income tax expense; and (d) lower finance income, partially offset by (a) a decrease in loss from debt extinguishment, (b) lower finance costs and c) higher gain from foreign exchange differences.

For the nine month period ended September 30, 2021 compared to the nine month period ended September 30, 2020

Revenue

The following table presents our revenues for the nine month periods ended September 30, 2021 and 2020:

	Nine month period ended September 30, 2021				Nine month period ended September 30, 2020
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Time chartering revenue	$—	$25,557	$7,383	$32,940	$—	$35,647	$14,166	$49,813
CoA/Voyage revenue	—	3,001	58,650	61,651	—	1,218	41,928	43,146
Port terminal revenue	71,277	—	—	71,277	66,020	—	—	66,020
Turnover tax	—	(473)	(185)	(658)	—	(662)	(56)	(718)

Time charter, voyage and port terminal revenues	$71,277	$28,085	$65,848	$165,210	$66,020	$36,203	$56,038	$158,261

Sale of Products-Liquid Port Terminal	$8,450	—	—	$8,450	$15,425	—	—	$15,425

Total Revenue	$79,727	$28,085	$65,848	$173,660	$81,445	$36,203	$56,038	$173,686

Time Charter, Voyage and Port Terminal Revenues: For the nine month period ended September 30, 2021, Navios Logistics’ time charter, voyage and port terminal revenues increased by $6.9 million or 4.4% to $165.2 million, as compared to $158.3 million for the same period during 2020. Revenue from the Barge Business increased by $9.8 million or 17.5% to $65.8 million for the nine month period ended September 30, 2021, as compared to $56.0 million for the same period during 2020. For the nine month period ended September 30, 2021, CoA/voyage revenues increased by $16.7 million or 39.9% to $58.7 million, as compared to $41.9 million for the same period in 2020, related to higher CoA/voyage revenues of convoys previously under time charter contracts, partially mitigated by a $6.8 million or 47.9% decrease in time charter revenues to $7.4 million, as compared to $14.2 million for the same period in 2020, mainly due to the expiration of certain legacy time charter contracts. Revenue from the Port Terminal Business increased by $5.3 million or 8.0% to $71.3 million for the nine month period ended September 30, 2021, as compared to $66.0 million for the same period during 2020. The increase was mainly attributable to higher volumes transshipped in the grain port terminal. Revenue from the Cabotage Business decreased by $8.1 million or 22.4% to $28.1 million for the nine month period ended September 30, 2021, as compared to $36.2 million for the same period during 2020, mainly due to fewer operating days.

Sales of Products- Liquid Port Terminal: For the nine month period ended September 30, 2021, Navios Logistics’ sales of products decreased by $6.9 million or 45.2% to $8.5 million, as compared to $15.4 million for the same period during 2020. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Cost of Sales

The following table presents our costs of sales for the nine month periods ended September 30, 2021 and 2020:

	Nine month period ended September 30, 2021				Nine month period ended September 30, 2020
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Time charter, voyage and port terminal expenses	$13,809	$2,560	$26,198	$42,567	$13,485	$1,313	$20,924	$35,722
Direct vessel expenses	—	19,523	25,115	44,638	—	17,729	18,743	36,472
Cost of products sold-Liquid Port Terminal	8,200	—	—	8,200	14,614	—	—	14,614
Depreciation and amortization	6,514	4,098	15,130	25,742	6,246	4,306	13,547	24,099

Total cost of sales	$28,523	$26,181	$66,443	$121,147	$34,345	$23,348	$53,214	$110,907

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $6.9 million or 19.2% to $42.6 million for the nine month period ended September 30, 2021, as compared to $35.7 million for the same period during 2020. Time charter and voyage expenses of the Barge Business increased by $5.3 million or 25.2% to $26.2 million for the nine month period ended September 30, 2021, as compared to $20.9 million for the same period during 2020, due to higher voyage expenses, mainly fuel, related to more spot voyages performed. Time charter and voyage expenses of the Cabotage Business increased by $1.3 million or 95.0% to $2.6 million for the nine month period ended September 30, 2021, as compared to $1.3 million for the same period during 2020, mainly due to higher voyage expenses, mainly fuel, related to more spot voyages performed. Port terminal expenses increased by $0.3 million or 2.4% to $13.8 million for the nine month period ended September 30, 2021, as compared to $13.5 million for the same period during 2020, mainly due to higher volumes transshipped in the Grain Port terminal.

Direct Vessel Expenses: Direct vessel expenses increased by $8.1 million or 22.4% to $44.6 million for the nine month period ended September 30, 2021, as compared to $36.5 million for the same period during 2020. Direct vessel expenses of the Barge Business increased by $6.4 million or 34.0% to $25.1 million for the nine month period ended September 30, 2021, as compared to $18.7 million for the same period during 2020. The increase was mainly attributable to the increased utilization of our convoys to service the demand of the COA/voyage market. Direct vessel expenses of the Cabotage Business increased by $1.8 million or 10.1% to $19.5 million for the nine month period ended September 30, 2021, as compared to $17.7 million for the same period during 2020, mainly due to increased crew costs. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the nine month period ended September 30, 2021, Navios Logistics’ cost of products sold decreased by $6.4 million or 43.9%, to $8.2 million, as compared to $14.6 million for the same period during 2020. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and Amortization: For the nine month period ended September 30, 2021, Navios Logistics’ depreciation and amortization increased by $1.6 million or 6.8% to $25.7 million, as compared to $24.1 million for the same period during 2020. Depreciation and amortization in the Barge Business increased by $1.6 million or 11.7% to $15.1 million for the nine month period ended September 30, 2021, as compared to $13.5 million for the same period during 2020, mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the 2020 Fleet acquired in the first quarter of 2021. Depreciation and amortization in the Port Terminal Business increased by $0.3 million or 4.3% to $6.5 million for the nine month period ended September 30, 2021, as compared to $6.2 million for the same period during 2020, mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the Cabotage Business decreased by $0.2 million or 4.8% to $4.1 million for the nine month period ended September 30, 2021, as compared to $4.3 million for the same period during 2020, mainly due to reduced amortization of dry dock expenses.

Administrative Expenses

Administrative expenses increased by $0.4 million or 3.4% to $10.8 million for the nine month period ended September 30, 2021, as compared to $10.4 million for the same period during 2020. Administrative expenses in the Barge Business increased by $0.1 million or 1.4% to $6.6 million for the nine month period ended September 30, 2021, as compared to $6.5 million for the same period during 2020. Administrative expenses in the Cabotage Business increased by $0.1 million or 6.8% to $1.7 million for the nine month period ended September 30, 2021, as compared to $1.6 million for the same period during 2020. Administrative expenses in the Port Terminal Business increased by $0.1 million or 6.7% to $2.5 million for the nine month period ended September 30, 2021, as compared to $2.4 million for the same period during 2020. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $3.6 million or 75.8% to $1.2 million for the nine month period ended September 30, 2021, as compared to $4.8 million for the same period in 2020. Other operating income, in the Port Terminal Business decreased by $3.6 million to $0.6 million for the nine month period ended September 30, 2021, as compared to $4.2 million for the same period of 2020, mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the Grain Port Terminal during the nine month period ended September 30, 2020. Other operating income, in the Barge Business remained stable at $0.6 million for both the nine month periods ended September 30, 2021 and 2020. Other operating income in the Cabotage Business was nil for each of the nine month periods ended September 30, 2021 and 2020.

Other Operating Expenses

Other operating expenses remained stable at $3.1 million for both the nine month periods ended September 30, 2021 and 2020. Other operating expenses in the Barge Business increased by $0.6 million or 41.9% to $2.1 million for nine month period ended September 30, 2021, as compared to $1.5 million for the same period of 2020. This increase was mainly due to the increased taxes other than income taxes, derived from an increase in CoA/Voyage revenues in the Barge Business during the same period. Other operating expenses in the Cabotage Business decreased by $0.6 million or 37.3% to $1.0 million for the nine month period ended September 30, 2021, as compared to $1.6 million the same period during 2020. This decrease was mainly due to the decreased taxes other than income taxes, derived from a decrease in revenues in the Cabotage Business during the same period. Other operating expenses in the Port Terminal Business was nil for both of the nine month periods ended September 30, 2021 and 2020.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased by $0.2 million or 37.0% to $0.3 million for the nine month period ended September 30, 2021, as compared to $0.5 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Cabotage Business decreased by $0.2 million to nil for the nine month period ended September 30, 2021 as compared to $0.2 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Barge Business remained stable at $0.3 million for each of the nine month periods ended September 30, 2021 and 2020. Allowance for expected credit losses on financial assets in the Port Terminal Business remained stable at $0.1 million for both the nine month periods ended September 30, 2021 and 2020.

Operating Profit/(Loss)

Operating profit decreased by $14.1 million or 26.3% to $39.4 million for the nine month period ended September 30, 2021, as compared to $53.5 million for the same period in 2020. Operating loss in the Cabotage Business increased by $10.3 million or 108.2% to $0.8 million for the nine month period ended September 30, 2021, as compared to $9.5 million profit for the same period in 2020. The decrease was mainly attributable to (a) lower revenue, (b) higher direct vessel expenses, (c) higher time charter, voyage and port terminal expenses and (d) higher administrative expenses, partially offset by (a) lower other operating expenses, (b) lower depreciation and amortization and (c) lower allowance for expected credit losses on financial assets. Operating loss in the Barge Business increased by $4.2 million or 87.5% million to $9.0 million for the nine month period ended September 30, 2021 as compared to $4.8 million for the same period in 2020. The increase was mainly attributable to (a) higher direct vessel expenses, (b) higher time charter, voyage and port terminal expenses, (c) higher depreciation and amortization (d) higher other operating expenses and (e) higher administrative expense, partially offset by higher revenue. Operating profit in the Port Terminal Business increased by $0.4 million or 0.8% to $49.2 million for the nine month period ended September 30, 2021, as compared to $48.8 million for the same period in 2020. The increase was mainly attributable to (a) higher revenue, partially mitigated by (a) lower other operating income, (b) higher time charter, voyage and port terminal expenses, (c) higher depreciation and amortization and (d) higher administrative expenses.

Finance Income

Finance income decreased by $2.2 million or 32.8% to $4.6 million for the nine month period ended September 30, 2021, as compared to $6.8 million for the same period in 2020. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (refer below). Finance income is allocated into our segments pro rata to the book value of our tangible assets.

Finance Costs

Finance costs increased by $11.2 million or 32.8% to $45.2 million for the nine month period ended September 30, 2021, as compared to $34.0 million for the same period in 2020. This increase was mainly attributable to the higher weighted average interest rate for the nine month period ended September 30, 2021, due to the issuance of the 2025 Notes (as defined below). The annualized weighted average interest rates of the Company’s total borrowings were 9.97% and 7.92% for the nine month periods ended September, 2021 and 2020, respectively. Finance costs for the 2025 Notes are allocated into our segments pro rata to the book value of our tangible assets. Finance costs in the Barge Business increased by $4.6 million or 31.1% to $19.5 million for the nine month period ended September 30, 2021, as compared to $14.9 million for the same period in 2020. Finance costs in the Cabotage Business increased by $3.6 million or 71.1% to $8.7 million for the nine month period ended September 30, 2021, as compared to $5.1 million for the same period in 2020. Finance costs in the Port Terminal Business increased by $2.9 million or 20.8% to $17.0 million for the nine month period ended September 30, 2021, as compared to $14.1 million for the same period in 2020.

Foreign Exchange Differences, Net

Gain from foreign exchange differences increased by $3.1 million to $2.6 million for the nine month period ended September 30, 2021, as compared to $0.5 million loss for the same period in 2020. Gain from foreign exchange differences in the Barge Business increased by $2.9 million to $3.0 million for the nine month period ended September 30, 2021, as compared to $0.1 million for the same period in 2020. Loss from foreign exchange differences in the Port Terminal Business decreased by $0.3 million to less than $0.1 million for the nine month period ended September 30, 2021, as compared to a $0.4 million for the same period in 2020. Loss from foreign exchange differences in the Cabotage Business increased by $0.1 million to $0.3 million for the nine month period ended September 30, 2021, as compared to $0.2 million for the same period in 2020. The overall gain was mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conduct our operations.

Loss on debt extinguishment

Loss on debt extinguishment decreased by $4.2 million to nil for the nine month period ended September 30, 2021, as compared to $4.2 million for the same period in 2020. On July 8, 2020, the Co-Issuers issued $500.0 million of the 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes (see “Interest-Bearing Loans and Borrowings”). The effect of this transaction was the recognition of a loss of $4.2 million for the nine month period ended September 30, 2020, relating to the accelerated amortization of unamortized deferred finance costs. Loss on debt extinguishment has been allocated into our segments pro rata to the book value of our tangible assets.

Loss from mark to market and disposal of financial asset

Following the repayment of the Navios Holdings Loan Agreement and the sale of the Shares, a loss of $24.1 million was recognized in the statement of income under “Loss from mark to market and disposal of financial asset” for the nine month period ended September 30, 2021. No loss from mark to market and disposal of financial asset was recorded for the same period in 2020. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

Income Tax Expense

Income tax expense increased by $3.8 million to $4.0 million for the nine month period ended September 30, 2021, as compared to $0.2 million income tax expense for the same period in 2020. Income tax expense from the Barge Business increased by $2.0 million to $0.5 million for the nine month period ended September 30, 2021, as compared to $1.5 million income tax benefit for the same period in 2020. Income tax expense from the Cabotage Business increased by $1.8 million to $3.5 million for the nine month period ended September 30, 2021, as compared to $1.7 million for the same period in 2020. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

(Loss)/profit for the Period

Loss for the period increased by $48.3 million to $26.8 million for the nine month period ended September 30, 2021, as compared to $21.5 million profit for the same period in 2020. Loss for the period in the Cabotage Business increased by $20.2 million to $17.1 million for the nine month period ended September 30, 2021, as compared to $3.1 million profit for the same period in 2020. The increase was mainly attributable to (a) lower operating profit, (b) higher loss from mark to market and disposal of financial asset, (c) higher finance costs, (d) higher income tax expense, (e) lower finance income and (f) higher loss from foreign exchange differences, partially offset by lower loss from debt extinguishment. Loss for the period in the Barge Business increased by $17.6 million to $34.6 million for the nine month period ended September 30, 2021, as compared to $17.0 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher operating loss, (c) higher finance costs, (d) lower income tax income and (e) lower finance income, partially offset by (a) higher gain from foreign exchange differences and (b) lower loss on debt extinguishment. Profit for the period in the Port Terminal Business decreased by $10.5 million or 29.5% to $24.9 million for the nine month period ended September 30, 2021, as compared to $35.4 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher finance costs and (c) lower finance income, partially offset by (a) lower loss on debt extinguishment, (b) higher operating profit and (b) lower loss from foreign exchange differences.

EBITDA and Adjusted EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before loss on debt extinguishment and loss from mark to market and disposal of financial asset. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

Three Month Period Ended September 30, 2021

	Three month period ended September 30, 2021
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Profit/(Loss) for the year	$3,062	$(9,488)	$(22,008)	$(28,434)
Finance income	(220)	(117)	(233)	(570)
Finance costs	5,719	2,925	6,639	15,283
Depreciation and amortization	2,164	1,407	5,663	9,234
Income tax expense	—	2,270	1,400	3,670

EBITDA	$10,725	$(3,003)	$(8,539)	$(817)
Loss from mark to market and disposal of financial asset	8,868	4,767	10,514	24,149

Adjusted EBITDA	$19,593	$1,764	$1,975	$23,332

Three Month Period Ended September 30, 2020

	Three month period ended September 30, 2020
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Profit/(Loss) for the year	$12,605	$(584)	$(9,395)	$2,626
Finance income	(638)	(1,001)	(339)	(1,978)
Finance costs	6,153	2,989	5,956	15,098
Depreciation and amortization	2,079	1,366	4,891	8,336
Income tax expense/(benefit)	—	885	(480)	405

EBITDA	$20,199	$3,655	$633	$24,487
Loss on debt extinguishment	1,619	892	1,646	4,157

Adjusted EBITDA	$21,818	$4,547	$2,279	$28,644

For the nine month period ended September 30, 2021

	Nine month period ended September 30, 2021
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Profit/(Loss) for the year	$24,942	$(17,084)	$(34,629)	$(26,771)
Finance income	(1,690)	(909)	(1,997)	(4,596)
Finance costs	17,020	8,671	19,521	45,212
Depreciation and amortization	6,544	4,098	15,995	26,637
Income tax expense	—	3,484	524	4,008

EBITDA	$46,816	$(1,740)	$(586)	$44,490
Loss from mark to market and disposal of financial asset	8,868	4,767	10,514	24,149

Adjusted EBITDA	$55,684	$3,027	$9,928	$68,639

For the nine month period ended September 30, 2020

	Nine month period ended September 30, 2020
(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Profit/(Loss) for the year	$35,381	$3,113	$(17,026)	$21,468
Finance income	(2,665)	(1,469)	(2,710)	(6,844)
Finance costs	14,087	5,067	14,888	34,042
Depreciation and amortization	6,276	4,306	14,784	25,366
Income tax expense/(benefit)	—	1,724	(1,522)	202

EBITDA	$53,079	$12,741	$8,414	$74,234
Loss on debt extinguishment	1,619	892	1,646	4,157

Adjusted EBITDA	$54,698	$13,633	$10,060	$78,391

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuances of debt securities. Our main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Interest-bearing loans and borrowings” for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the nine month periods ended September 30, 2021 and 2020.

(Expressed in thousands of U.S. dollars)	Nine Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2020 (unaudited)
Net cash provided by operating activities	$14,194	$59,941
Net cash used in investing activities	(16,316)	(7,774)
Net cash used in financing activities	(40,817)	(13,779)

(Decrease)/increase in cash and cash equivalents	(42,939)	38,388
Cash and cash equivalents, beginning of the period	74,870	45,605

Cash and cash equivalents, end of period	$31,931	$83,993

Cash provided by operating activities for the nine month period ended September 30, 2021 as compared to cash provided by operating activities for the nine month period ended September 30, 2020:

Net cash provided by operating activities decreased by $45.7 million to $14.2 million for the nine month period ended September 30, 2021, as compared to $59.9 million for the same period during 2020.

In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our unaudited condensed Consolidated Statement of Cash Flows for the Nine Month Period Ended September 30, 2021 and 2020, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash provided by operating activities.

The negative change in working capital of $3.1 million for the nine month period ended September 30, 2021 resulted from a $2.7 million increase in prepayments and other assets, $2.6 million increase in trade receivables and contract assets, a $0.4 million increase in inventories, partially offset by a $2.6 million increase in trade and other payables and contract liabilities.

Interest paid increased by $34.3 million to $59.3 million for the nine month period ended September 30, 2021, as compared to $25.1 million for the same period in 2020. The increase was mainly attributable to the interest payment of the 2025 Notes. The 2025 Notes have interest payments due in the first and third quarters of each year, compared to the 2022 Notes that had interest payments due in the second and fourth quarters of each year.

The positive change in working capital of $2.3 million for the nine month period ended September 30, 2020 resulted from a $5.5 million decrease trade receivables and contract assets and a $1.2 million increase in trade and other payables and contract liabilities, partially offset by a $2.5 million increase in prepayments and other assets and a $1.9 million increase in inventories.

Cash used in investing activities for the nine month period ended September 30, 2021 as compared to the nine month period ended September 30, 2020:

Net cash used in investing activities increased by $8.5 million to $16.3 million for the nine month period ended September 30, 2021, from $7.8 million for the same period during 2020.

Cash used in investing activities for the nine month period ended September 30, 2021 was mainly the result of (a) $17.0 million in payments for the acquisition of three pushboats and 18 liquid barges, (b) $5.9 million in payments for the purchase of tangible assets, (c) $3.1 million for the construction of a crane, (d) $1.2 million in payments for the construction of our six new liquid barges, (e) $0.2 million in payments for the construction of our two new tanks and (f) $0.1 million in payments for the development of our port operations in Port Murtinho region, Brazil, partially offset by (a) $7.5 million repayment by Navios Holdings of the Navios Holdings Loan Agreement and (b) $3.7 million from the disposal of shares (related party).

Cash used in investing activities for the nine month period ended September 30, 2020 was mainly the result of (a) $5.7 million in payments for the purchase of fixed assets, (b) $0.7 million in investment providing a secured credit facility to our parent, (c) $0.6 million in payments for the construction of our two new tanks in our Liquid Port Terminal and (d) $0.9 million in payments for the construction of our six new liquid barges, partially mitigated by $0.1 million in collections from net investment in the lease.

Cash used in financing activities for the nine month period ended September 30, 2021 as compared to cash used in financing activities for the nine month period ended September 30, 2020:

Net cash used in financing activities increased by $27.0 million to $40.8 million for the nine month period ended September 30, 2021, as compared to $13.8 million cash used in financing activities for the same period during 2020.

Cash used in financing activities for the nine month period ended September 30, 2021 was due to (a) a $19.1 million dividend paid to common shareholders, (b) $12.3 million in payments made in connection with the Company’s outstanding indebtedness, (c) $5.0 million in payments made in connection with the promissory note (See commitments and contingencies), (d) $3.6 million in payments for the repayment of the Notes Payable (as defined below) and (e) $0.4 million in payment for the principal portion of our lease liabilities.

Cash used in financing activities for the nine month period ended September 30, 2020 was due to (a) $375.0 million in payments for the redemption of the 2022 Notes (as defined below), (b) $98.0 million in payments for the repayment of the Term Loan B Facility (as defined below), (c) a $33.9 million dividend paid to common shareholders, (d) $4.0 million of payments made in connection with our outstanding indebtedness, and (e) $3.5 million in payments for the repayment of the Notes Payable (as defined below), partially mitigated by (a) $487.5 million of proceeds from the 2025 Notes, (b) $13.6 million of proceeds from long term debt and (c) $0.5 million in payment of principal portion of lease liabilities.

Interest-Bearing Loans and Borrowings

Senior Notes

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2021 and December 31, 2020, deferred finance costs associated with the 2025 Notes amounted to $16.8 million and $19.4 million, respectively. Finance costs associated with the 2025 Notes amounted to $13.4 million and $40.2 million for the three and nine month periods ended September 30, 2021, respectively, ($12.5 million for each of the three and nine month periods ended September 30, 2020).

2022 Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of Senior Notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2.7 million in its unaudited condensed consolidated statement of income for the three and nine month periods ended September 30, 2020 under “Loss on debt extinguishment”, relating to the accelerated amortization of the unamortized deferred financing costs.

Finance costs associated with the 2022 Notes amounted to nil for each of the three and nine month periods ended September 30, 2021, respectively, ($1.1 million and $14.7 million for the three and nine month periods ended September 30, 2020, respectively).

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1.5 million in its unaudited condensed consolidated statement of income for the three and nine month periods ended September 30, 2020 under “Loss on debt extinguishment”, relating to the accelerated amortization of the unamortized deferred financing costs.

Finance costs associated with the Term Loan B Facility amounted to nil for each of the three and nine month periods ended September 30, 2021, respectively (less than $0.1 million and $3.2 million for the three and nine month periods ended September 30, 2020, respectively).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed finance costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A.. As of September 30, 2021, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $14.2 million.

Finance costs associated with the Notes Payable amounted to $0.1 million and $0.5 million for the three and nine month periods ended September 30, 2021, respectively ($0.2 million and $0.8 million for the three and nine month periods ended September 30, 2020, respectively).

Other Indebtedness

On February 28, 2020, the Company entered into a $25.0 million loan facility (the “BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at September 30, 2021, the outstanding balance was $12.0 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As at September 30, 2021, the outstanding amount of the Term Bank Loan was $8.1 million. As of September 30, 2021 and December 31, 2020, unamortized deferred financing costs associated with the Term Bank Loan amounted to less than $0.1 million and less than $0.1 million, respectively. In December 2021, the Company agreed to amend the Term Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7.0 million final balloon payment of the Term Bank Loan which was due on May 18, 2022 is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2.8 million.

In December 2020, the Company entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of September 30, 2021, the Company had drawn the total available amount and the outstanding balance was $11.8 million. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $0.3 million and $0.8 million for the three and nine month periods ended September 30, 2021 (nil for each of the three and nine month periods ended September 30, 2020).

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. The acquisition was completed on March 22, 2021, and the Company entered into a $15.0 million seller’s credit agreement for the acquisition of the 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5.0 million. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $0.2 million and $0.4 million for the three and nine month periods ended September 30, 2021 (nil for each of the three and nine month periods ended September 30, 2020).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, this loan was repaid in full.

In connection with its loan obligations and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all such covenants as of September 30, 2021.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 9.91% and 9.97% for the three and nine month periods ended September 30, 2021, respectively (9.81% and 7.92% for the three and nine month periods ended September 30, 2020, respectively).

As of September 30, 2021, an amount of $9.6 million ($26.3 million as of December 31, 2020) was included under “Trade and other payables” in the Company’s statement of financial position related to accrued interest from our interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of September 30, 2021, for the next five years and thereafter.

Year	As of September 30, 2021 (Amounts in millions of U.S. dollars)
September 30, 2022	$88.9
September 30, 2023	67.7
September 30, 2024	66.2
September 30, 2025	543.8
September 30, 2026 and thereafter	0.6

Total	$767.2

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2021:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below)	$88.9	$67.7	$66.2	$543.8	$0.6	$767.2
Lease liabilities(1)	1.1	1.0	0.8	0.6	23.8	27.3
Trade and other payables	49.5	—	—	—	—	49.5
Promissory note	5.0	10.0	—	—	—	15.0

Total	$144.5	$78.7	$67.0	$544.4	$24.4	$859.0

(1)	We have several lease agreements with respect to our operating port terminals and various offices.

Working Capital Position

On September 30, 2021, Navios Logistics’ current assets totaled $89.1 million, while current liabilities totaled $88.8 million, resulting in a positive working capital position of $0.3 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position. In December 2021, the Company agreed to amend the Term Bank Loan, extending its balloon payment for three years which is currently classified under current liabilities in the Company’s unaudited condensed consolidated statement of financial position (see “Interest-Bearing Loans and Borrowings”).

Capital Expenditures

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19.5 million was included under “Tangible assets” in its unaudited condensed consolidated statement of financial position.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and a total of $1.8 million was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position.

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region of Brazil and on March 24, 2021, the Company acquired 2.3 additional hectares. The Company plans to develop this land for our port operations. As of September 30, 2021, the Company had paid $2.3 million for the land acquisition and capitalized expenses for the development of its port operations.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet, for a purchase price of $30.0 million. The acquisition was completed on March 22, 2021. As of September 30, 2021, a total of $32.0 million was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its grain port terminal and a total of $3.8 million was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

On February 21, 2020, the Company declared and paid a pro rata dividend to its shareholders in the aggregate amount of $27.5 million.

On July 10, 2020, the Company declared and paid a pro rata dividend to its shareholders in cash or shares of Navios Holdings in the aggregate amount of $6.4 million.

On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud Ventures S.A. (“Grimaud”), representing 100% of Navios Logistics’ equity interest in Grimaud.

Concentration of Credit Risk

Accounts Receivable

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the nine month period ended September 30, 2021, our largest customers, Vale International S.A. (“Vale”), accounted for 22.2% of our revenues, and our five largest customers accounted for approximately 51.1% of our revenues, with no such customer (other than Vale) accounting for more than 10% of our revenues. For the nine month period ended September 30, 2020, our largest customer, Vale, accounted for 31.1% of our revenues, and our five largest customers accounted for approximately 59.8% of our revenues, with no customer (other than Vale) accounting for more than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.” in the 2020 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Enresur (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2022.

Legal Proceedings and Commitments and Contingencies

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021, the Company collected the first installment.

Related Party Transactions

As of September 30, 2021 and December 31, 2020, amounts due (to)/from affiliate companies were as follows:

	September 30, 2021	December 31, 2020
Navios Holdings (Parent)	$—	$75.1
Grimaud (Other related party)	(15.0)	—
Navios Shipmanagement Inc. (Other related party)	(0.1)	0.3

Total	$(15.1)	$75.4

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below) which was repaid as of September 30, 2021.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $0.5 million and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7.5 million in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021 following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3.7 million. Following the July 30, 2021 dividend, the Company recognized a loss of $24.1 million in its unaudited condensed consolidated statement of income for the period ended September 30, 2021 under “Loss from mark to market and disposal of financial asset”.

As of September 30, 2021, the full amount was repaid. For the three and nine month periods ended September 30, 2021, interest income related to Navios Holdings Loan Agreement amounted to $0.3 million and $4.2 million, respectively ($1.8 million and $6.5 million, respectively, for the three and nine month periods ended September 30, 2020). As of December 31, 2020, an amount of $5.2 million was included under “Financial assets at amortized cost (related party)” in Navios Logistics’ consolidated statement of financial position related to accrued interest to be collected from Navios Holdings.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three and nine month periods ended September 30, 2021 amounted to $0.3 million and $0.9 million, respectively ($0.3 million and $0.9 million for the three and nine month periods ended September 30, 2020, respectively).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were nil for each of the three and nine month periods ended September 30, 2021 (nil and less than $0.1 million for the three and nine month periods ended September 30, 2020, respectively), and amounts payable amounted to less than $0.1 million as of September 30, 2021 and December 31, 2020.

Promissory note: On July 30, 2021, Navios Logistics issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments—As of September 30, 2021 and December 31, 2020, Navios Logistics had a total of $561.0 million and $560.0 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the seller’s credit for the construction of six liquid barges, the 2025 Notes and the credit agreement for the acquisition of the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2021 was $11.8 million, $542.1 million and $15.0 million, respectively, but do not affect the related finance cost. The interest on the Notes Payable, the New BBVA Facility and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of September 30, 2021, the amount outstanding under the Company’s floating rate loan facilities was $34.2 million. A change in the LIBOR rate of 100 basis points would increase finance costs for the nine month period ended September 30, 2021 by $0.4 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Interest-Bearing Loans and Borrowings” included elsewhere in this document.

Foreign Currency Transactions:

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the nine month periods ended September 30, 2021 and 2020 approximately 51.7%, and 46.5%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the nine month period ended September, 2021, approximately 25%, 17% and 10% of the Company’s $106.2 million of combined cost of (a) time charter, voyage and port terminal expenses, (b) direct vessels expenses, (c) cost of products and (d) administrative expenses, net of depreciation (“Combined Cost”), were denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 20%, 16% and 10%, respectively, of our $97.2 million of Combined Cost for the nine month period ended September 30, 2020. For the nine month periods ended September 30, 2021 and 2020, Brazilian reais accounted for less than 1% of our Combined Cost.

For the nine month period ended September 30, 2021, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.3 million, $0.2 million and $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended September 30, 2020 by $0.2 million, $0.2 million and $0.1 million, respectively.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2020 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2021 (unaudited)	December 31, 2020
ASSETS
Non-current assets
Tangible assets	5	$562,517	$520,811
Assets under construction	5	698	20,886
Intangible assets	6	153,755	155,834
Right-of-use assets	9	8,122	7,275
Net investment in the lease	9	158	190
Deferred tax assets		81	691
Intercompany receivable loan from parent (related party), net	10	—	69,833
Other assets		6,516	5,082

Total non-current assets		$731,847	$780,602

Current Assets
Inventories		10,261	9,901
Trade receivables	4	36,445	34,190
Contract assets	4	921	906
Prepayments and other assets		9,423	6,700
Cash and cash equivalents		31,931	74,870
Financial assets at amortized cost (related party)	10	—	5,244
Net investment in the lease	9	156	110

Total current assets		$89,137	$131,921

Total Assets		$820,984	$912,523

EQUITY and LIABILITIES
Equity
Issued capital		20	20
Share premium		233,441	233,441
(Accumulated deficit)/ retained earnings		(41,745)	60,331

Total equity		$191,716	$293,792

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	511,424	517,791
Promissory note (related party)	13	10,000	—
Lease liabilities	9	7,731	6,945
Provisions		511	451
Deferred tax liabilities		10,394	8,583
Income tax payable		40	61
Other non-current liabilities		375	289

Total non-current liabilities		$540,475	$534,120

Current liabilities
Trade and other payables	8	49,486	58,889
Contract liabilities	4	486	2,011
Interest-bearing loans and borrowings	8	32,730	22,800
Promissory note (related party)	13	5,000	—
Lease liabilities	9	1,091	911

Total current liabilities		$88,793	$84,611

Total liabilities		$629,268	$618,731

Total equity and liabilities		$820,984	$912,523

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of U.S. dollars)

	Note	Nine month period ended September 30, 2021 (unaudited)	Nine month period ended September 30, 2020 (unaudited)	Three month period ended September 30, 2021 (unaudited)	Three month period ended September 30, 2020 (unaudited)
Revenue	4	$173,660	$173,686	$63,281	$58,527
Cost of sales	4	(121,147)	(110,907)	(44,928)	(37,211)

Gross profit		$52,513	$62,779	$18,353	$21,316
Administrative expenses	4	(10,783)	(10,428)	(3,754)	(3,616)
Other operating income		1,159	4,797	85	4,351
Other operating expenses		(3,148)	(3,127)	(1,300)	(1,596)
Allowance for expected credit losses on financial assets	4	(341)	(541)	(193)	34

Operating profit		$39,400	$53,480	$13,191	$20,489
Finance income		4,596	6,844	570	1,978
Finance costs		(45,212)	(34,042)	(15,283)	(15,098)
Foreign exchange differences, net		2,602	(455)	907	(181)
Loss on debt extinguishment	8	—	(4,157)	—	(4,157)
Loss from mark to market and disposal of financial asset	10	(24,149)	—	(24,149)	—

(Loss)/profit before tax		$(22,763)	$21,670	$(24,764)	$3,031
Income tax expense		(4,008)	(202)	(3,670)	(405)

(Loss)/profit for the period		$(26,771)	$21,468	$(28,434)	$2,626

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Issued capital	Share premium	(Accumulated Deficit)/ Retained Earnings	Total Equity
Balance as at January 1, 2021	$20	$233,441	$60,331	$293,792

Loss for the period	—	—	(26,771)	(26,771)
Dividends (Note 7)	—	—	(75,305)	(75,305)

Balance as at September 30, 2021 (unaudited)	$20	$233,441	$(41,745)	$191,716

Balance as at January 1, 2020	$20	$233,441	$82,543	$316,004

Profit for the period	—	—	21,468	21,468
Dividends paid (Note 7)	—	—	(33,881)	(33,881)

Balance as at September 30, 2020 (unaudited)	$20	$233,441	$70,130	$303,591

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Expressed in thousands of U.S. dollars)

	Note	Nine month period ended September 30, 2021 (unaudited)	Nine month period ended September 30, 2020 (unaudited)
Operating activities
(Loss)/profit before tax		$(22,763)	$21,670
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of tangible assets	5	23,990	22,693
Amortization of intangible assets	6	2,079	2,079
Amortization of right-of-use assets	9	568	594
Loss on debt extinguishment	8	—	4,157
Loss from mark to market and disposal of financial asset	10	24,149	—
Movements in provisions		401	580
Finance income		(4,596)	(6,844)
Finance costs		45,212	34,042
Working capital movements		(3,058)	2,276
Increase in other assets		(684)	(2,735)
Increase/(decrease) in other non-current liabilities		86	(27)

		$65,384	$78,485
Interest received		8,147	6,551
Interest paid		(59,316)	(25,059)
Income tax paid		(21)	(36)

Net cash flows from operating activities		$14,194	$59,941

Investing activities
Acquisition of tangible assets	5	(8,203)	(5,184)
Acquisition of assets under construction		(19,317)	(1,999)
Partial collection of parent Company loan agreement (related party)	10	7,500	—
Loan to parent Company (related party)	10	—	(705)
Proceeds from the sale of shares (related party)	10	3,704	—
Proceeds from net investment in the lease	9	—	114

Net cash flows used in investing activities		$(16,316)	$(7,774)

Financing activities
Payment of principal portion of lease liabilities	9	(449)	(526)
Proceeds from 2025 Notes	8	—	487,504
Repayment of 2022 Notes	8	—	(375,000)
Proceeds from long term debt, net of deferred finance costs	8	—	13,625
Repayment of long-term debt and payment of principal	8	(12,592)	(102,002)
Repayment of notes payable	8	(3,630)	(3,499)
Dividends paid	7, 13	(24,146)	(33,881)

Net cash flows used in financing activities		$(40,817)	$(13,779)

Net (decrease)/increase in cash and cash equivalents		(42,939)	38,388

Cash and cash equivalents at January 1		74,870	45,605

Cash and cash equivalents at September 30		$31,931	$83,993

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction	5	$57,107	$—
Seller’s credit agreement for the construction of six liquid barges	8	$2,246	$—
Seller’s credit agreement for the acquisition of the 2020 Fleet	8	$15,000	$—
Assets under construction		$(356)	$—
Collection of parent Company loan agreement (related party)	10	$62,500	$—
Dividend in kind	7	$(36,159)	$—
Dividend payable -promissory note	13	$15,000	$—
Tangible assets unpaid as of September 30, 2021		$(386)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2021, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)	Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and present the financial position, results of operations and cash flows of the Company on a going concern basis.

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

On December 14, 2021, the unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2021 have been authorized for issuance by the Board of Directors.

(b)	Going concern

In considering going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2021, the Company’s current assets totaled $89,137, while current liabilities totaled $88,793, resulting in a positive working capital position of $344.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. In December 2021, the Company agreed to amend the Term Bank Loan, extending its balloon payment for three years which is currently classified under current liabilities in the Company’s unaudited condensed consolidated statement of financial position (see Note 8).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(c)	Basis of Consolidation

The unaudited consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Subsidiaries included in the Consolidation:

The unaudited condensed consolidated financial statements of the Company include:

Company Name (1)	Country of Incorporation	Nature	Percentage of Ownership	Statement of Income
				2021	2020
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-9/30	1/1-9/30
Energías Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-9/30	1/1-9/30
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-9/30	1/1-9/30
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-9/30	1/1-9/30
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-9/30	1/1-9/30
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-9/30	1/1-9/30
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-9/30	1/1-9/30
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-9/30	1/1-9/30
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-9/30	1/1-9/30
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-9/30	1/1-9/30
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-9/30	1/1-9/30
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-9/30	1/1-9/30
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-9/30	1/1-9/30
Edolmix S.A.	Uruguay	Port- Terminal Rights Owning Company	100%	1/1-9/30	1/1-9/30
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-9/30	1/1-9/30
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-9/30	1/1-9/30
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-9/30	1/1-9/30
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-9/30	1/1-9/30
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-9/30	1/1-9/30
Grimaud Ventures S.A. (2)	Marshall Is.	Financial Asset Holder Company	100%	1/21-7/30	1/21-9/30

(1)	On October 21, 2021, the Company acquired the 100% of the Brundir S.A. common shares. Brundir S.A. is a non-operating company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(2)

This company was established during the nine-month period ended September 30, 2020. On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.

(d)	New standards, interpretations and amendments adopted by the Company

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in all periods presented in this report except for the following IFRSs which have been adopted by the Company as of January 1, 2021. Amendments and interpretations that apply for the first time in 2021 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the nine month period ended September 30, 2021. These are also disclosed below.

•	Conceptual Framework in IFRS standards:

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support the transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments).

The Amendments clarify the definition of ‘material’ and how it should be applied. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards.

•	IFRS 9, IAS 39 and IFRS 7 (Amendments) “Interest rate benchmark reform”:

The Amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary relief, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments to the Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted.

(e)	Impact of Standards issued but not yet effective and not early adopted

The Company has not early adopted any other of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the consolidated statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing its own equity instruments.

IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (Amendments)

These amendments are effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

•	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•

IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

•

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

•

Annual Improvements make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

•	IFRS 16 Leases-Covid 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

•	Any reduction in lease payments affects only payments originally due on or before September 30, 2021.

•	There is no substantive change to other terms and conditions of the lease.

(f)	Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(y) in the annual consolidated financial statements for the year ended December 31, 2020. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events as assessed to be reasonable under the present circumstances.

(g)	Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenue, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. Extremely low water levels can adversely affect volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel, in which case a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded, or such vessels may be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, incur increased voyage expenses and reducing the effective available carrying capacity of the vessel for the year. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to the Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked to the arrival of the first barges down the river and with certain vessels’ logistics operations. Navios Logistics’ Liquid Port Terminal operations in Paraguay and its Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port and Cabotage Business are primarily linked to refined petroleum products.

(h)	The recent global outbreak of novel coronavirus disease (COVID-19)

The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of vessels or port facilities that the Company may have under construction, disrupt the Company’s operations and significantly affect global markets, affecting the demand for the Company’s services, including the demand for transportation of petroleum products, the operation of its port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, the Company’s port tariffs, and otherwise disrupt the operations of the Company’s customers and suppliers.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

If the impact of coronavirus continues or worsens, the Company may be unable to charter its vessels at the rates or for the length of time it currently expects, or to commence or complete the construction of its planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should any of the Company’s charterers or customers face financial pressure, such charterer’s or customer’s business, financial condition and willingness or ability to perform its obligations to the Company could be adversely affected, or the services that such charterer or customer hires from the Company could be decreased. The loss or termination of any of the Company’s contracts, or a decline in payments thereunder, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Any prolonged restrictive measures to control the novel coronavirus or other adverse global public health developments may affect the Company’s normal operations. Many of these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers on vessels. Any such measures may have a material and adverse effect on the Company’s business operations and demand for its services generally.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the nine and three months period ended September 30, 2021 and 2020:

	Nine month period ended September 30, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$79,727	$28,085	$65,848	$173,660
Cost of sales	(28,523)	(26,181)	(66,443)	(121,147)

Gross profit/(loss)	$51,204	$1,904	$(595)	$52,513

Administrative expenses	(2,526)	(1,664)	(6,593)	(10,783)
Other operating income	597	—	562	1,159
Other operating expenses	(2)	(1,021)	(2,125)	(3,148)
Allowance for expected credit losses on financial assets	(73)	—	(268)	(341)

Operating profit/(loss)	$49,200	$(781)	$(9,019)	$39,400

Finance income	1,690	909	1,997	4,596
Finance costs	(17,020)	(8,671)	(19,521)	(45,212)
Loss from mark to market and disposal of financial asset	(8,868)	(4,767)	(10,514)	(24,149)
Foreign exchange differences, net	(60)	(290)	2,952	2,602

Profit/(loss) before tax	$24,942	$(13,600)	$(34,105)	$(22,763)

Income tax expense	—	(3,484)	(524)	(4,008)

Profit/(loss) for the period	$24,942	$(17,084)	$(34,629)	$(26,771)

	Nine month period ended September 30, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$81,445	$36,203	$56,038	$173,686
Cost of sales	(34,345)	(23,348)	(53,214)	(110,907)

Gross profit	$47,100	$12,855	$2,824	$62,779

Administrative expenses	(2,367)	(1,558)	(6,503)	(10,428)
Other operating income	4,154	—	643	4,797
Other operating expenses	—	(1,629)	(1,498)	(3,127)
Allowance for expected credit losses on financial assets	(103)	(164)	(274)	(541)

Operating profit/(loss)	$48,784	$9,504	$(4,808)	$53,480

Finance income	2,665	1,469	2,710	6,844
Finance costs	(14,087)	(5,067)	(14,888)	(34,042)
Foreign exchange differences, net	(362)	(177)	84	(455)
Loss on debt extinguishment	(1,619)	(892)	(1,646)	(4,157)

Profit/(loss) before tax	$35,381	$4,837	$(18,548)	$21,670

Income tax (expense)/benefit	—	(1,724)	1,522	(202)

Profit/(loss) for the period	$35,381	$3,113	$(17,026)	$21,468

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Three month period ended September 30, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$30,388	$10,504	$22,389	$63,281
Cost of sales	(11,894)	(9,327)	(23,707)	(44,928)

Gross profit/(loss)	$18,494	$1,177	$(1,318)	$18,353

Administrative expenses	(882)	(581)	(2,291)	(3,754)
Other operating income	—	—	85	85
Other operating expenses	(56)	(381)	(863)	(1,300)
Allowance for expected credit losses on financial assets	—	—	(193)	(193)

Operating profit/(loss)	$17,556	$215	$(4,580)	$13,191

Finance income	220	117	233	570
Finance costs	(5,719)	(2,925)	(6,639)	(15,283)
Loss from mark to market and disposal of financial asset	(8,868)	(4,767)	(10,514)	(24,149)
Foreign exchange differences, net	(127)	142	892	907

Profit/(loss) before tax	$3,062	$(7,218)	$(20,608)	$(24,764)

Income tax expense	—	(2,270)	(1,400)	(3,670)

Profit/(loss) for the period	$3,062	$(9,488)	$(22,008)	$(28,434)

	Three month period ended September 30, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$27,055	$12,322	$19,150	$58,527
Cost of sales	(10,490)	(8,017)	(18,704)	(37,211)

Gross profit	$16,565	$4,305	$446	$21,316

Administrative expenses	(808)	(526)	(2,282)	(3,616)
Other operating income	4,086	—	265	4,351
Other operating expenses	—	(560)	(1,036)	(1,596)
Allowance for expected credit losses on financial assets	—	—	34	34

Operating profit/(loss)	$19,843	$3,219	$(2,573)	$20,489

Finance income	638	1,001	339	1,978
Finance costs	(6,153)	(2,989)	(5,956)	(15,098)
Foreign exchange differences, net	(104)	(38)	(39)	(181)
Loss on debt extinguishment	(1,619)	(892)	(1,646)	(4,157)

Profit/(loss) before tax	$12,605	$301	$(9,875)	$3,031

Income tax (expense)/benefit	—	(885)	480	(405)

Profit/(loss) for the period	$12,605	$(584)	$(9,395)	$2,626

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $358,009 and $335,729, as of September 30, 2021 and December 31, 2020, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay, Paraguay and Brazil. The total net book value of tangible assets for the Port Terminal Business segment amounted to $202,613 and $203,282 as of September 30, 2021 and December 31, 2020, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $11,091 and $12,421 as of September 30, 2021 and December 31, 2020, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $38,568 and $39,317 as of September 30, 2021 and December 31, 2020, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenue from contracts with customers by stream of revenue is presented below:

	Nine month period ended September 30, 2021	Nine month period ended September 30, 2020	Three month period ended September 30, 2021	Three month period ended September 30, 2020
COA/Voyage revenue	$61,651	$43,146	$22,169	$17,200
Time chartering revenues non-lease component	13,689	20,701	4,557	6,026
Dry port terminal revenue	63,026	55,961	22,101	20,133
Storage fees (dry port) revenue	186	3,029	62	187
Dockage revenue	3,359	3,172	1,479	1,263
Sale of products revenue	8,450	15,425	4,955	4,168
Liquid port terminal revenue	3,944	3,424	1,496	1,157
Other dry port terminal revenue	762	434	295	147
Turnover tax-non lease component	(273)	(299)	(100)	(96)

Revenue from contracts with customers	$154,794	$144,993	$57,014	$50,185
Time chartering revenues lease component	19,251	$29,112	6,410	8,475
Turnover tax-lease component	(385)	(419)	(143)	(133)

Total revenue	$173,660	$173,686	$63,281	$58,527

4.2 Contract balances

	September 30, 2021	December 31, 2020
Trade receivable from contract with customers	$36,445	$34,190
Contract assets	$921	$906
Contract liabilities	$486	$2,011

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable. Trade receivable consisted of the following:

	September 30, 2021	December 31, 2020
Receivables from other related parties (Note 10)	$—	$282
Receivables from third party customers	39,670	36,792

	39,670	37,074
Allowance for expected credit losses	(3,225)	(2,884)

Total trade receivables	$36,445	$34,190

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2021	$(2,884)

Allowance for expected credit losses	$(341)
Utilized provision	$—

Balance as at September 30, 2021	$(3,225)

Balance as at January 1, 2020	$(2,490)

Allowance for expected credit losses	$(541)
Utilized provision	$345

Balance as at September 30, 2020	$(2,686)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers for before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

4.3 Cost of Sales

Cost of sales for the three and nine month periods ended September 30, 2021 and 2020 were as follows:

	Nine month period ended September 30, 2021	Nine month period ended September 30, 2020	Three month period ended September 30, 2021	Three month period ended September 30, 2020
Time charter, voyage and port terminal expenses	$42,567	$35,722	$15,746	$12,392
Direct vessel expenses	44,638	36,472	15,352	13,303
Cost of products sold - liquid port terminal	8,200	14,614	4,854	3,695
Depreciation and amortization	25,742	24,099	8,976	7,821

Total cost of sales	$121,147	$110,907	$44,928	$37,211

4.4 Administrative expenses

Administrative expenses for the three and nine month periods ended September 30, 2021 and 2020 were as follows:

	Nine month period ended September 30, 2021	Nine month period ended September 30, 2020	Three month period ended September 30, 2021	Three month period ended September 30, 2020
Payroll and related costs	$4,428	$3,858	$1,572	$1,328
Professional fees	3,275	2,820	1,181	1,029
Other expenses	2,185	2,483	743	744
Depreciation	895	1,267	258	515

Total	$10,783	$10,428	$3,754	$3,616

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$522,998	$(216,983)	$306,015

Additions	2,097	(14,897)	(12,800)
Transfer from assets under construction	51,461	—	51,461

Balance September 30, 2021	$576,556	$(231,880)	$344,676

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$55,481	$(44,014)	$11,467

Additions	4,825	(2,959)	1,866

Balance September 30, 2021	$60,306	$(46,973)	$13,333

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$225,554	$(41,023)	$184,531

Additions	1,334	(5,458)	(4,124)
Transfers from assets under construction	3,803	—	3,803

Balance September 30, 2021	$230,691	$(46,481)	$184,210

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$29,190	$(13,078)	$16,112

Additions	10	(260)	(250)
Transfer from assets under construction	1,843	—	1,843

Balance September 30, 2021	$31,043	$(13,338)	$17,705

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$8,318	$(5,632)	$2,686

Additions	323	(416)	(93)

Balance September 30, 2021	$8,641	$(6,048)	$2,593

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$841,541	$(320,730)	$520,811

Additions	8,589	(23,990)	(15,401)
Transfer from assets under construction	57,107	—	57,107

Balance September 30, 2021	$907,237	$(344,720)	$562,517

Certain assets of the Company have been pledged as collateral for loan facilities. As of September 30, 2021 and December 31, 2020, the net book value of such assets was $133,042 and $101,145, respectively.

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region of Brazil, and on March 24, 2021, Navios Logistics acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Assets under construction

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19,501 was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position of which capitalized interest amounted to $1,062. As of December 31, 2020, the total amount included in “Assets under construction” was $16,696 for the construction of these barges. Capitalized interest included in “Assets under construction” for the construction of these barges amounted to $611 as of December 31, 2020.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and a total of $1,843 was transferred to “Tangible assets” in its unaudited condensed consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal.

As of September 30, 2021, Navios Logistics had paid $698 for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of September 30, 2021, a total of $31,960 was transferred to “Tangible assets” in Navios Logistics’ unaudited condensed consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its grain port terminal and a total of $3,803 was transferred to “Tangible assets” in its consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal.

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of September 30, 2021 and December 31, 2020 consisted of the following:

September 30, 2021	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$(14,584)	$38,568
Customer relationships	36,120	(25,029)	11,091

Total intangible assets	$89,272	$(39,613)	$49,659

December 31, 2020	Acquisition Cost	Accumulated Amortization	Net book Value
Port terminal operating rights	$53,152	$(13,835)	$39,317
Customer relationships	36,120	(23,699)	12,421

Total intangible assets	$89,272	$(37,534)	$51,738

Amortization expense for the three and nine month periods ended September 30, 2021 amounted to $693 and $2,079, respectively ($693 and $2,079 for the three and nine month periods ended September 30, 2020, respectively).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$33,593	$38,568
Customer relationships	1,775	1,775	1,775	1,775	1,775	2,216	11,091

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$35,809	$49,659

Goodwill

Goodwill resulted from certain transactions during the past of Navios Logistics and its Parent. As of September 30, 2021 and December 31, 2020, goodwill amounted to $104,096.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of September 30, 2021 and December 31, 2020, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

Distributions

On February 21, 2020, the Company declared and paid a pro rata dividend to its shareholders in the aggregate amount of $27,500.

On July 10, 2020, the Company declared and paid a pro rata dividend to its shareholders in cash or shares of Navios Holdings in the aggregate amount of $6,381.

On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud, representing 100% of Navios Logistics’ equity interest in Grimaud.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	September 30, 2021	December 31, 2020	Interest Rate	Maturity
Notes Payable	$5,073	$5,475	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	2,620	1,901	Fixed rate of 8.5%	November 16, 2025 (2)
New BBVA Facility	12,000	14,000	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	8,050	1,400	Three-month LIBOR plus 3.15%	May 18, 2022
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	—	Fixed rate of 5.00%	March 22, 2024
Loan for Nazira	—	46	Fixed rate of 6.00%	August 10, 2021

Current portion of interest-bearing loans and borrowings	32,743	22,822

2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	9,080	12,367	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	9,177	9,146	Fixed rate of 8.5%	November 16, 2025 (2)
New BBVA Facility	—	8,000	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	—	7,700	Three-month LIBOR plus 3.15%	May 18, 2022
Seller’s credit agreement for the acquisition of the 2020 Fleet	10,000	—	Fixed rate of 5.00%	March 22, 2024

Non-current portion of interest-bearing loans and borrowings	528,257	537,213

Less: deferred finance costs	(16,846)	(19,444)

Total interest-bearing loans and borrowings, net	$544,154	$540,591

(1)	Includes 32 different drawdown events and maturity dates are scheduled on the 16th and last semi-annual installments after the completion of each Drawdown Event.
(2)	Includes six different drawdown events and maturity dates are scheduled on the 20th and last quarterly installments from the drawdown date of each individual barge based on the barge’s delivery date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4,157 in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of September 30, 2021 and December 31, 2020, deferred finance costs associated with the 2025 Notes amounted to $16,832 and $19,414, respectively. Finance costs associated with the 2025 Notes amounted to $13,438 and $40,163 for the three and nine month periods ended September 30, 2021, respectively, ($12,542 for each of the three and nine month periods ended September 30, 2020).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

2022 Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2,661 in its unaudited condensed consolidated statement of income for the three and nine month periods ended September 30, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

Finance costs associated with the 2022 Notes amounted to nil for each of the three and nine month periods ended September 30, 2021, respectively, ($1,133 and $14,727 for the three and nine month periods ended September 30, 2020, respectively).

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1,496 in its unaudited condensed consolidated statement of income for the three and nine month periods ended September 30, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred financing costs.

Finance costs associated with the Term Loan B Facility amounted to nil for each of the three and nine month periods ended September 30, 2021, respectively ($78 and $3,162 for the three and nine month periods ended September 30, 2020, respectively).

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of September 30, 2021, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $14,153.

Finance costs associated with the Notes Payable amounted to $146 and $472 for the three and nine month periods ended September 30, 2021, respectively ($221 and $815 for the three and nine month periods ended September 30, 2020, respectively).

Other Indebtedness

On February 28, 2020, the Company entered into a $25,000 loan facility (the “BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at September 30, 2021, the outstanding balance was $12,000.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of September 30, 2021, the outstanding amount of the Term Bank Loan was $8,050. As of September 30, 2021 and December 31, 2020, unamortized deferred financing costs associated with the Term Bank Loan amounted to $14 and $30, respectively. In December 2021, the Company agreed to amend the Term Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7,000 final balloon payment of the Term Bank Loan which was due on May 18, 2022 is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800.

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of September 30, 2021, the Company had drawn the total available amount and the outstanding balance was $11,797. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $254 and $829 for the three and nine month periods ended September 30, 2021, (nil for each of the three and nine month periods ended September 30, 2020).

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. The acquisition was completed on March 22, 2021, and the Company entered into a $15,000 seller’s credit agreement for the acquisition of the 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5,000. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $189 and $395 for the three and nine month periods ended September 30, 2021 (nil for each of the three and nine month periods ended September 30, 2020).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, this loan was repaid in full.

In connection with its loan obligations and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all such covenants as of September 30, 2021.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 9.91% and 9.97% for the three and nine month periods ended September 30, 2021, respectively (9.81% and 7.92% for the three and nine month periods ended September 30, 2020, respectively).

As of September 30, 2021, an amount of $9,642 million ($26,270 million as of December 31, 2020) was included under “Trade and other payables” in the Company’s statement of financial position related to accrued interest from our interest-bearing loans and borrowings.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of September 30, 2021, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
September 30, 2022	$88,905
September 30, 2023	67,677
September 30, 2024	66,187
September 30, 2025	543,770
September 30, 2026	550
September 30, 2027 and thereafter	—

Total	$767,089

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 45 years with extension option attached, while office lease agreements generally have lease terms between 0.7 and 5.1 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Total right of use assets
Balance as at January 1, 2021	$6,780	$495	$7,275

Lease reassessment	369	—	369
Additions	—	1,046	1,046
Depreciation expense	(118)	(450)	(568)

Balance as at September 30, 2021	$7,031	$1,091	$8,122

An analysis of the lease liabilities is as follows:

2021
At January 1,	$7,856
Additions	1,046
Lease reassement	369
Accretion of interest	500
Payments	(949)

At September 30,	$8,822

Current	$1,091
Non-current	$7,731

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

Less than 1 year	Between 1 and 5 years	Over 5 years	Total
$ 1,092	$3,125	$23,150	$27,367

The table below presents the components of the Company’s lease expense for the three and nine month periods ended September 30, 2021 and 2020:

	Nine month period ended September 30, 2021	Nine month period ended September 30, 2020	Three month period ended September 30, 2021	Three month period ended September 30, 2020
Depreciation expense of right-of-use assets	$568	$594	$159	$196
Interest expense on lease liabilities	500	459	178	149
Expense related to short-term leases	4,759	4,979	1,591	1,991

Total	$5,827	$6,032	$1,928	$2,336

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenue), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

Future minimum collections of net investment in the lease as of September 30, 2021, are as follows:

Collections Due by Period	September 30, 2021
September 30, 2022	$167
September 30, 2023	38
September 30, 2024	132

Total future minimum net investment in lease collections	337
Less: amount representing interest	(23)

Present value of future minimum net investment in lease collections (1)	$314

(1)	Reflected in the balance sheet as net investment in the lease current and non-current.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 10: RELATED PARTY DISCLOSURES

As of September 30, 2021 and December 31, 2020, amounts due (to)/from affiliate companies were as follows:

	September 30, 2021	December 31, 2020
Navios Holdings (Parent)	$—	$75,077
Grimaud (Other related party)	(15,000)	—
Navios Shipmanagement Inc. (Other related party)	(81)	282

Total	$(15,081)	$75,359

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below) which was repaid as of September 30, 2021.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $500 and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly-owned subsidiary, Grimaud, and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704. Following the July 30, 2021 dividend, the Company recognized a loss of $24,149 in its unaudited condensed consolidated statement of income for the period ended September 30, 2021 under “Loss from mark to market and disposal of financial asset”.

As of September 30, 2021, the full amount was repaid. For the three and nine month periods ended September 30, 2021, interest income related to Navios Holdings Loan Agreement amounted to $329 and $4,230, respectively, ($1,848 and $6,487, respectively, for the three and nine month periods ended September 30, 2020). As of December 31, 2020, an amount of $5,244 was included under “Financial assets at amortized cost (related party)” in Navios Logistics’ consolidated statement of financial position related to accrued interest to be collected from Navios Holdings.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three and nine month periods ended September 30, 2021 amounted to $286 and $858, respectively ($286 and $858 for the three and nine month periods ended September 30, 2020, respectively).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were nil for each of the three and nine month periods ended September 30, 2021 (nil and $7 for the three and nine month periods ended September 30, 2020, respectively), and amounts payable amounted to $1 as of September 30, 2021 and less than $1 as of December 31, 2020.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid.

Employment Agreements - Compensation of key management personnel

The Company has executed employment agreements with three key management employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation expense relating to its key management employees totaling $225 and $675 for the three and nine month periods ended September 30, 2021 and 2020, respectively.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which amounted to $286 and $858 for both three and nine month periods ended September 30, 2021 and 2020.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Net Investment in the Lease: The carrying amount of the net investment in the Lease approximates its fair value.

Intercompany receivable loan from parent (related party), net: The carrying amount of the intercompany receivable loan from parent (related party), net, approximates its fair value, excluding the effect of any deferred finance income.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$31,931	$31,931	$74,870	$74,870
Net investment in the lease	$314	$314	$300	$300
Intercompany receivable loan from parent (related party), net	$—	$—	$69,833	$69,833
2025 Notes	$(483,168)	$(542,070)	$(480,586)	$(542,380)
Notes payable, including current portion	$(14,153)	$(14,153)	$(17,842)	$(17,842)
Other long-term indebtedness, including current portion	$(46,833)	$(46,833)	$(42,163)	$(42,163)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Fair Value Measurements at September 30, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$31,931	$31,931	$—	$—
Net investment in the lease	$314	$314	$—	$—
2025 Notes	$(542,070)	$(542,070)	$—	$—
Notes payable, including current portion(1)	$(14,153)	$—	$(14,153)	$—
Other long-term indebtedness, including current portion (1)	$(46,833)	$—	$(46,833)	$—

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$74,870	$74,870	$—	$—
Net investment in the lease	$300	$300	$—	$—
Intercompany receivable loan from parent (related party), net	$69,833	$—	$69,833	$—
2025 Notes	$(542,380)	$(542,380)	$—	$—
Notes payable, including current portion(1)	$(17,842)	$—	$(17,842)	$—
Other long-term indebtedness, including current portion (1)	$(42,163)	$—	$(42,163)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

Fair value of collaterals under intercompany receivable loan from parent (related party):

The fair value of the collateral under intercompany receivable loan from parent (related party) was determined based on quoted market prices for Navios Holding 2020 notes (Level I under fair value hierarchy) and third parties valuation reports (Level II under fair value hierarchy) resulting in a total amount of $99,854 as of December 31, 2020. As of September 30, 2021, the Navios Holdings Loan Agreement was repaid in full.

There were no changes in valuation techniques during the reporting periods presented, neither there were transfers between levels.

NOTE 12: EARNINGS PER SHARE (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for the periods ended September 30, 2021 and 2020 respectively, are as follows:

	Nine month period ended September 30, 2021	Nine month period ended September 31, 2020
(Loss)/profit attributable to Navios Logistics’ stockholders	$(26,771)	$21,468

Weighted average number of shares, basic and diluted	20,000	20,000

Net (loss)/earnings per share from continuing operations: Basic and diluted	$(1.34)	$1.07

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

At September 30, 2021 and 2020, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2022.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021, the Company collected the first installment.

The Company is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Company’s operating results or financial position and that no additional provisions over and above provisions already reflected in the consolidated financial statements are required.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2021	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer